CM

SECU 14047229 MISSION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden hours per response . . . 12.00 |

SEC Mail Processing Section RECEIVED MAR 04 2014 WASH. D.C. 189

| SEC FILE NUMBER |
|---|
| 8- 66451 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY).

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Principled Advisors, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

1110 South Ave.
(No. and Street)

| Staten Island | New York | 10314 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| Anthony Girellini | (877) 860-0900 |
|---|---|
| | (Area Code – Telephone No.) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual state last, first, middle name*)

| 7280 W. Palmetto Park Road, Suite 308-N | Boca Raton | Florida | 33433 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number**

KH 3/27

# OATH OR AFFIRMATION

I, **Anthony Girellini**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Principled Advisors, Inc.**, as of **December 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, Principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

Chairman + CEO

Title

Notary Public

FAITH PHILIPSON
Notary Public, State of New York
No. 01PH6289923
Qualified in Richmond County
Commission Expires 09/30/17

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PRINCIPLED ADVISORS, INC.

## FINANCIAL STATEMENTS

## DECEMBER 31, 2013

# TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Principled Advisors, Inc.

**Report on the Financial Statements**
We have audited the accompanying financial statements of Principled Advisors, Inc., a New York corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principled Advisors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Boca Raton, Florida
February 27, 2014

D'Arelli Pruzansky, P.A.
Certified Public Accountants

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

PRINCIPLED ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 58,392 |
| Prepaid expenses | | 1,717 |
| Commissions receivable | | 167,466 |
| Property and equipment, net of accumulated depreciation of $6,235 | | 7,578 |
| Total assets | $ | 235,153 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 3,913 |
| Total liabilities | | 3,913 |
| Shareholder's equity: | | |
| Common stock, no par value; 50,000,000 shares authorized 2,000,000 shares issued and outstanding | | 89,020 |
| Retained Earnings | | 142,220 |
| Total shareholder's equity | | 231,240 |
| Total liabilities and shareholder's equity | $ | 235,153 |

See accompanying notes to financial statements

PRINCIPLED ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| Revenues: | | |
| Advisory fees | $ | 829,025 |
| Finders fees | | 9,111 |
| Interest | | 35 |
| Total revenue | | 838,171 |
| | | |
| Expenses: | | |
| Compensation and benefits | | 238,365 |
| Regulatory fees | | 4,282 |
| Communication costs | | 6,786 |
| Insurance costs | | 30,625 |
| Professional fees | | 9,775 |
| Depreciation | | 1,481 |
| Business development | | 44,058 |
| Travel and entertainment | | 80,515 |
| Income taxes other than federal | | 4,796 |
| Other expenses | | 11,185 |
| Total expenses | | 431,868 |
| | | |
| Net income | $ | 406,303 |

See accompanying notes to financial statements

PRINCIPLED ADVISORS, INC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

| | Common Stock - No Par Value | | Retained | |
|---|---|---|---|---|
| | Shares | Amount | Earnings | Total |
| Balance, December 31, 2012 | 2,000,000 | $ 89,020 | $ 139,115 | $ 228,135 |
| Distributions | - | - | (403,198) | (403,198) |
| Net income | - | - | 406,303 | 406,303 |
| Balance, December 31, 2013 | 2,000,000 | $ 89,020 | $ 142,220 | $ 231,240 |

See accompanying notes to financial statements

PRINCIPLED ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 406,303 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation expense | 1,481 |
| Changes in assets and liabilities: | |
| (Increase) decrease in: | |
| Other assets | (624) |
| Commissions receivable | (16,633) |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | 1,891 |
| Net cash provided by operating activities | 392,418 |
| Cash flows from investing activities: | |
| Purchase of property and equipment | (3,567) |
| Net cash used in investing activities | (3,567) |
| Cash flows from financing activities: | |
| Distributions to shareholder | (403,198) |
| Net cash used in financing activities | (403,198) |
| Net decrease in cash | (14,347) |
| Cash, beginning of year | 72,739 |
| Cash, end of year | $ 58,392 |
| Supplemental disclosure of cash flow information: | |
| State taxes | $ 4,796 |

See accompanying notes to financial statements

**PRINCIPLED ADVISORS, INC.**
**NOTES TO FINANCIALS STATEMENTS**
**YEAR ENDED DECEMBER 31, 2013**

## NOTE 1 - DESCRIPTION OF BUSINESS

Principle Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New Jersey on February 9, 2004.

The Company's primary sources of revenue are 401K advisory at the plan and participant level.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

### Revenue Recognition

The Company earns revenue by advising corporations on the proper setup of their 401k plans and recommends suitable mutual funds for participants to choose from. The Company receives 12b-1 compensation ranging from .25% to 1%, depending on the size of the plan and applicable share class, directly from the mutual fund company.

Revenues are not concentrated in any particular region of the country or with any individual or group and are recorded as earned.

### Commissions Receivable

Our commissions receivable consist of amounts due related to advisory fees, finder's fees and trails commissions which have been earned as of December 31, 2013. An allowance for doubtful accounts is not necessary since all commissions receivable are deemed collectible.

### Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

## ***NOTE 3 – NET CAPITAL REQUIREMENTS***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013 the Company had net capital of $100,177, which was $95,177 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .039 to 1.

## ***NOTE 4 - PROPERTY AND EQUIPMENT***

At December 31, 2013, property and equipment consisted of the following:

| | Estimated Life | | |
|---|---|---|---|
| Office Furniture | 7 Years | $ | 6,192 |
| Computer Equipment | 5 Years | | 7,621 |
| | | | 13,813 |
| Less: Accumulated Depreciation | | | (6,235) |
| | | $ | 7,578 |

For the period ended December 31, 2013, depreciation expense amounted to $1,481.

## ***NOTE 5 – CONCENTRATIONS OF CREDIT RISK***

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

## ***NOTE 6 – BUSINESS DEVELOPMENT***

The Company pays a monthly fee to a vendor that provides market information and support necessary to generate new business, manage risks, and serve clients more efficiently. More specifically, the Company is granted access to qualified leads on prospective clients, set up of sales appointments with prospective clients, monitoring of funds and due diligence on new and existing funds.

## ***NOTE 7 – FINANCIAL INSTRUMENTS***

The carrying amounts reported in the balance sheet for cash, commission receivable, and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

## ***NOTE 8 –COMMITMENTS***

The Company renegotiated the terms of their office lease agreement in January 2013 and now pays $1,000 per year plus additional fees for use of the office conference room. Rent expense for the period-ended December 31, 2013 was $1,200.

## ***NOTE 9 – SUBSEQUENT EVENTS***

We have evaluated subsequent events through February 27, 2014, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

## SUPPLEMENTARY INFORMATION

PRINCIPLED ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net capital computation:

| | |
|---|---|
| Total shareholder's equity | $ 231,240 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Prepaid expenses | 1,717 |
| Property and equipment | 7,578 |
| Mutual Fund/RIA Fees Receivable | 121,768 |
| Total non-allowable assets | 131,063 |
| Net capital before haircuts on securities positions | 100,177 |
| Total haircuts on securities | - |
| Net capital | 100,177 |
| Required minimum capital | 5,000 |
| Excess net capital | $ 95,177 |

Aggregate indebtedness:

| | |
|---|---|
| Aggregate indebtedness as included in the Statement of Financial Condition | $ 3,913 |
| Ratio of aggregate indebtedness to net capital | .039 to 1 |

Reconciliation:

| | |
|---|---|
| Net capital, per unaudited December 31, 2013 FOCUS report, as filed | $ 100,177 |
| Audit Adjustments | - |
| Net capital, per December 31, 2013 audited report, as filed | $ 100,177 |

**PRINCIPLED ADVISORS, INC.**
**SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5**
**OF THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2013**

Principled Advisors, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

## Report on Internal Control under SEC Rule 17a-5(g)(1) Claiming an Exemption from SEC Rule 15c3-3

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors
Principled Advisors, Inc.

In planning and performing our audit of the financial statements of Principled Advisors, Inc. as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered Principled Advisors, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Principled Advisors, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Principled Advisors, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Principled Advisors, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Principled Advisors, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Principled Advisors, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Principled Advisors, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
February 27, 2014

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Members
Principled Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Principled Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Principled Advisors, Inc.'s compliance with the applicable instructions of Form SIPC-7. Principled Advisors, Inc.'s management is responsible for Principled Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
February 27, 2014

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066451 FINRA DEC
PRINCIPLED ADVISORS INC 11*11
1110 SOUTH AVE
STATEN ISLAND NY 10314-3403

Anthony Girellini
877-860-0900

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( 0 )

__________
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Principled Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chairman & CEO
(Title)

Dated the 28th day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 838,170 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 838,170 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 0 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 0 |
| 2e. General Assessment @ .0025 | $ 0 |

(to page 1, line 2.A.)